Exhibit 12
TEMPLE-INLAND INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	Q3 2008 YTD	2007	2006	2005	2004	2003
Fixed Charges:

Interest expense on debt, net of capitalized interest	$58	$111	$123	$109	$125	$135

Interest expense on non-recourse liabilities	63	9	—	—	—	—

Interest capitalized during the period	1	1	1	1	1	1

Portion of rent expense representative of interest	5	6	6	7	8	8

Total fixed charges	$127	$127	$130	$117	$134	$144

Earnings:

Pretax income (loss) from continuing operations	$(23)	$1,955	$390	$11	$19	$(293)

Income/loss from equity method investees	(7)	(5)	(11)	(39)	(28)	(6)
Dividends from equity method investees	11	8	12	43	20	8

Pretax income (loss) from continuing operations adjusted for equity mentod investees	(19)	1,958	391	15	11	(291)

Total fixed charges from above	127	127	130	117	134	144

Interest capitalized during the period	(1)	(1)	(1)	(1)	(1)	(1)

Current period amortization of interest capitalized in prior periods	3	5	5	4	4	4

Surplus (Deficiency)	$110	$2,089	$525	$135	$148	$(144)

Ratio of Earnings to Fixed Charges	0.87	16.39	4.03	1.16	1.11	(1.00)